

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 8, 2010

Robin Young
Chief Executive Officer
Globalink, Ltd.
938 Howe Street, Suite 405
Vancouver, B.C. V6Z 1N9, Canada

> **Re: Globalink, Ltd.**
> **Form 10-K for the year ended December 31, 2009**
> **Filed April 15, 2010 as amended**
> **Form 10-Q for the quarter ended September 30, 2010**
> **Filed November 18, 2010 as amended**
> **File No. 333-133961**

Dear Mr. Young:

We have reviewed your response letter dated November 24, 2010 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2009

Note 9. Business Combination, page 36

1.   We read your response to comment one from our letter dated September 28, 2010. We still do not believe that you have explained to us how your accounting for the acquisition of OneWorld in October 2008 was appropriate and in accordance with US GAAP, nor do we believe you have provided all of the disclosures required by US GAAP. Simply telling us that you find no inconsistencies between your accounting and disclosures and SFAS 141 is not an adequate response to our comments. To reduce the number of additional comments that we will issue, please respond to the following comments in detail. If you believe that your current accounting or disclosures are supported by the

guidance in SFAS 141, your response should cite the specific paragraph in SFAS 141 that you believe supports your current accounting or disclosures, and your response should explain in detail <u>how</u> this guidance supports your current accounting or disclosures. Similarly, where our comments cite specific paragraphs in SFAS 141, your response should explain in detail how your current accounting or disclosures comply with that guidance.

2.   Please tell us the total purchase price of OneWorld. Your response should separately quantify the fair value assigned to the 2 million shares of stock that were issued and the fair value of the note payable, along with any direct acquisition costs that were capitalized as part of the purchase price consistent with paragraph 24 of SFAS 141. Your response should also explain in detail how the fair value for your common stock and note payable were determined. For example, when explaining how your stock issuance was valued, you should quantify the per share value that was used and explain in detail how this per share value was derived. In this regard, we do not understand the reference in your response dated November 24, 2010 to the "then current trading value as recorded in the public records." Please explain in detail your source for the per share value of your stock, including citing, if applicable, the website or brokerage firm from which you obtained the quote; whether the quote represented an actual sale of your stock, a bid quotation or an ask quotation; and the date of the sale of stock, bid quotation or ask quotation. For the note payable issued, please tell us each of the significant terms of the note payable, including the principal amount, interest rate and maturity. If the fair value differs from the principal amount, please explain in detail why the principal amount was adjusted and how you calculated the amount of the adjustment.

3.   Please show us the purchase price allocation, i.e. the amount of the total purchase price that was allocated to each asset acquired and liability assumed and the amount allocated to goodwill. This allocation should be performed consistent with the guidance in paragraphs 35 and 36 of SFAS 141. The sum of the amounts presented in this purchase price allocation should equal the total purchase price in your response to comment 2 above.

4.   Paragraph 39 of SFAS 141 states that an intangible asset shall be recognized as an asset apart from goodwill if it arises from contractual or other legal rights. If an intangible asset does not arise from contractual or other legal rights, it shall be recognized as an asset apart from goodwill only if it is separable. You state that the intangible assets acquired in this acquisition, such as OneWorld's trade name, were recorded as goodwill. We are unable to agree with your assessment that there is no inconsistency between the guidance in paragraph 39 of SFAS 141 and your recording of this transaction. Please describe to us your process for determining the intangible assets that were acquired, tell us each intangible asset that was acquired, and revise your accounting and disclosures as needed to comply with paragraph 39 of SFAS 141.

5.   Paragraphs 35 through 38 and paragraph 43 of SFAS 141 state that assets acquired and liabilities assumed should be recorded based on their estimated fair value at the date of acquisition. You state that the assets of OneWorld were recorded at cost. We are unable to agree with your assessment that there is no inconsistency between the guidance in paragraphs 35 through 38 and paragraph 43 of SFAS 141 and your accounting. Please explain to us why your assets were not recorded at fair value and revise your accounting and disclosures as necessary.

6.   We have previously requested in our letters dated June 22, 2010 and September 28, 2010 that you provide us with the disclosures required by paragraphs 51(d) and (e) of SFAS 141 within your response. These paragraphs require that you disclose the cost of the acquired entity and, if applicable, the number of shares of equity interests issued or issuable, the value assigned to those equity interests, the basis for determining that value, and the amount assigned to each major asset and liability caption of the acquired entity on the acquisition date (i.e. your purchase price allocation). Please provide this information to us and amend your Form 10-K to provide these disclosures to your investors. Your response that you cannot find paragraph 51(d) and (e) in SFAS 141 does not relieve you of your obligation to make disclosures required under US GAAP.

Form 10-Q for the Period Ended September 30, 2010

7.   We note your response to comment two from our letter dated September 28, 2010, including that you have amended your Form 10-Q for the quarter ended June 30, 2010. However, you still do not appear to have made all of the revisions that you previously agreed to make. In your responses to comments three and four from our letter dated June 22, 2010, you agreed to make certain revisions to your future filings, including your June 30, 2010 Form 10-Q. We cannot locate these revisions in your amended June 30, 2010 Form 10-Q or your amended September 30, 2010 Form 10-Q, both of which were filed on November 24, 2010. Please revise your most recent Form 10-Q to fully comply with these comments. In your response, please tell us exactly where and how you have complied with these comments in your amended September 30, 2010 Form 10-Q.

      •   On page 7, in Footnote 1, you state that the company has developed a proprietary online hotel booking program. In MD&A, you state that your website will be launched by the end of the year. You previously had disclosed that your website was not yet operational and you are currently providing travel services through manual telephone communication. Please ensure that the description of your operations within the footnotes to your financial statements matches the description of your operations elsewhere in your filing, including clearly stating, if true, that your website is not yet operational.

      •   On page 13, in Footnote 8, you state that the company issued stock options of 100,000 each to three directors on January 2, 2008. It appears that these stock options were outstanding at December 31, 2008 and 2009, so it appears that at a minimum the successor periods would require footnote disclosure about your stock-based compensation related to these options. Please provide all disclosures required by ASC 718-10-50-2. While you may have recorded the compensation expense in the predecessor period, you appear to still be required to provide a rollforward of your outstanding options and other information regarding them.

You may contact Lisa Sellars, Staff Accountant, at 202-551-3348, or me at 202-551-3737 if you have questions regarding the above comments.

Sincerely,

Jennifer Thompson
Accounting Branch Chief